May 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman
Lin, Mu-Chen, Chief Financial Officer and Director
Yu, Chien-Yang, Vice President and Director
Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc.
Post-Effective Amendment No.3 to Registration Statement on Form S-1
Filed , May 20, 2014
File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 23, 2014 relating to the Company’s Post-Effective Amendment No.3 to the Registration Statement on Form S-1 (File No. 333-176694) filed with the Commission on May 20, 2014.

The Post-Effective Amendment No. 4 to the the Registration Statement on Form S-1(the “Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

General

Please update the financial statements as required by Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has included in the Amendment No.4 filed concurrently herewith (1) the Company’s unaudited financial statement and (2) the notes thereto included in the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

cc:	Chen, Li-Hsing, President and Chairman
Lin, Mu-Chen, Chief Financial Officer and Director
Yu, Chien-Yang, Vice President and Director
Chen, Kuan-Yu, Secretary and Director

Sincerely,

San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com

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